SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                          Amwest Insurance Group, Inc.
                                 (Name of Issuer)

                     Common Stock, par value $.01 per share
                          (Title of Class of Securities)

                                    032345100
                                  (CUSIP Number)

                                  June 30, 1999
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /X/  Rule 13d-1(b)
         / /  Rule 13d-1(c)
         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 197,464, which constitutes approximately 4.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 4,317,134 shares outstanding.

CUSIP No. 032345100


1.       Name of Reporting Person:

         Connor Clark & Company Ltd.

2.       Check the Appropriate Box if a Member of a Group:
                                                          (a) / /

                                                          (b) /X/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Ontario, Canada


                 5.   Sole Voting Power: -0-
Number of
Shares
Beneficially     6.   Shared Voting Power: 197,464
Owned By
Each
Reporting             7.   Sole Dispositive Power: -0-
Person
With
                 8.   Shared Dispositive Power: 197,464

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         197,464

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                              / /


11.      Percent of Class Represented by Amount in Row (9): 4.6%


12.      Type of Reporting Person: IA

         Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13G Statement dated March 24, 1998, as amended by Amendment No. 1 dated February 10, 1999 (the "Schedule 13G"), related to the Common Stock, $.01 par value, of Amwest Insurance Group, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.  Ownership.

         Item 4 is hereby amended and restated in its entirety as follows:

         (a) - (b)

         The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 197,464, which constitutes approximately 4.6% of the outstanding shares of the Stock.

         (c)

         The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 197,464 shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class

         Item 5 is hereby amended and restated in its entirety as follows:

         On June 30, 1999, the Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding shares of the Stock.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated: July 12, 1999


                            CONNOR CLARK & COMPANY LTD.

                            By: /s/ Kelly Baird
                                Kelly Baird, Chief Financial Officer